Mail Stop 3561
                                                           September 18, 2018

Via E-mail
Todd Hannigan
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

       Re:    Paringa Resources Limited
              Registration Statement on Form 20-F
              Filed September 4, 2018
              File No. 001-38642

Dear Mr. Hannigan:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to comment 1. Please tell us where you describe the "agreed financial model" referenced on page 65. Please also advise us whether you intend to file the Assignment of Construction Contract if and when consummated.

Major Shareholders, page 82

2. We note your response to comment 4 and disclosure indicating the entity and persons believed to control Tribeca Investment Partners Pty Ltd. Please advise us why natural person disclosure required by Item 7.A.3. of Form 20-F cannot be provided for
       AustralianSuper Ptd Ltd.

        You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 551-3718 for
 Todd Hannigan
Paringa Resources Limited
September 18, 2018
Page 2

engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at
(202) 551-3536 with any other questions.


                                                          Sincerely,

                                                          /s/ James Lopez (for)

                                                          John Reynolds
                                                          Assistant Director
                                                          Office of Beverages,
                                                          Apparel and Mining


cc:     John Gaffney, Esq.
        Gibson, Dunn & Crutcher LLP